SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 3)1

                            Ridgewood Hotels, Inc.
                              (Name of Issuer)

                    Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                  766234108
                               (CUSIP Number)

                          Michael Rosenzweig, Esq.
                              Rogers & Hardin
                          2700 International Tower
                          229 Peachtree Street, N.E.
                     Atlanta, Georgia 30303  404/522-4700
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                               January 31, 1997
            (Date of Event which Requires Filing This Statement)



     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ____

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                            SCHEDULE 13D

CUSIP No. 766234108

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Noel Russell Walden   S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) ____
                                                        (b) ____

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                            ____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America

                           7.  SOLE VOTING POWER
                               930,000
NUMBER OF
SHARES                     8.  SHARED VOTING POWER
BENEFICIALLY                   -0-
OWNED BY
EACH                       9.  SOLE DISPOSITIVE POWER
REPORTING                      930,000
PERSON
WITH                      10.  SHARED DISPOSITIVE POWER
                               -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     930,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                        ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     55.1%

14.  TYPE OF REPORTING PERSON*
     IN



                        *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549

                                 Schedule 13D


Item 1.  Security and Issuer

     This Schedule 13D relates to the shares of common stock, $.01 par value per share (the "Common Stock"), of Ridgewood Hotels, Inc. (formerly Ridgewood Properties, Inc.) (the "Issuer"). The address of the principal executive offices of the Issuer is 2859 Paces Ferry Road, Suite 700, Atlanta, Georgia 30339.

Item 2.  Identity and Background

         (a)  Name

              Noel Russell Walden ("Mr. Walden" or the "Reporting
              Person")

         (b)  Residence or Business Address

              2859 Paces Ferry Road
              Suite 700
              Atlanta, Georgia  30339

         (c)  Present Principal Occupation or Employment

              Mr. Walden is the President of the Issuer, which is located at 2859 Paces Ferry Road, Suite 700,
              Atlanta, Georgia 30339.

         (d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Citizenship

              Mr. Walden is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration

     The responses to Item 4 are incorporated herein by this reference.

     The Reporting Person acquired 375,000 shares of Common
Stock (the "Shares") referred to on the cover pages of this Statement upon the exercise of certain stock options (the "Options") he received pursuant to the provisions of the Ridgewood Properties, Inc. 1993 Stock Option Plan, as amended (the "Plan"). On January 31, 1997, Mr. Walden exercised the Options and purchased the Shares pursuant to the Plan, at a price of $1 per share. Payment for the Shares was in the form of a promissory note dated January 31, 1997, tendered by Mr. Walden (the "Note") in the amount of $275,000, and a cash payment out of his personal funds of $100,000. Interest on the principal balance of the Note accrues at a rate of 8.25% and the Note is due and payable on or before February 28, 1997. The Note is secured by a pledge of the Shares to the Issuer pursuant to that certain Share Security Agreement by and between Mr. Walden and the Issuer dated January 31, 1997 (the "Security Agreement").

Item 4.  Purpose of the Transaction

     The responses to Items 3 and 6 are incorporated herein by this reference.

     The Reporting Person acquired 375,000 shares of Common
Stock upon the exercise of the Options.

     Other than as indicated in Item 3 hereof, the Reporting
Person listed in Item 2(a) above presently has no plans or proposals which relate to or would otherwise result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer

     The responses to Item 3 are incorporated herein by this reference.

     (a) Mr. Walden is the direct beneficial owner of 930,000 shares of Common Stock, or 55.1% of the 1,538,480 shares of Common Stock outstanding on February 5, 1997 (the date of the Issuer's most recently available filing with the Securities and Exchange Commission). Of the 930,000 shares of Common Stock, 375,000 shares were purchased upon the exercise of the Options, as described in Item 3 hereof, and Mr. Walden has the right to acquire 150,000 shares of Common Stock (the "Old Options") pursuant to the Ridgewood Properties, Inc. 1993 Stock Option Plan (the "Plan"). The Old Options expire on March 30, 2003, ten years after the date the Old Options were granted to Mr. Walden.

     (b) Mr. Walden has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition of the Shares.

     (c) Except for the exercise of the Options described in Item 3 hereof, pursuant to which the Reporting Person acquired beneficial ownership of the Shares, the Reporting Person has not effected a transaction involving shares of Common Stock during the past 60 days.

     (d) The Reporting Person has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The responses to Items 3, 4 and 5 are incorporated herein by this reference.

     In addition to the purchase of the Common Stock, Mr. Walden entered into a Put Agreement dated as of February 7, 1997, with Gregory
T. Weigle ("Mr. Weigle") and Karen S. Hughes ("Ms. Hughes"), whereby Ms. Hughes has the right on January 21, 1998 to offer up to 10,000 shares of Common Stock to Mr. Weigle and to require Mr. Walden to purchase up to 15,000 shares of Common Stock plus all or a portion of the 10,000 shares offered to, but not purchased by, Mr. Weigle.

Item 7.  Material to be Filed as Exhibits

     Exhibit 1     Promissory Note dated January 31, 1997
     Exhibit 2     Share Security Agreement dated January 31, 1997
     Exhibit 3     Put Agreement dated February 7, 1997

                                Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   March 3, 1997
                                   (Date)


                                   /s/ Noel Russell Walden
                                   Signature


                                   Noel Russell Walden
                                   (Name/Title)


                               EXHIBIT INDEX

                                                    Sequential
Exhibit No.  Description                             Page No.

Exhibit 1    Promissory Note Dated January 31, 1997      8

Exhibit 2    Share Security Agreement dated January 31,
             1997                                       11

Exhibit 3    Put Agreement dated February 7, 1997       20
                                                                EXHIBIT 1

                              PROMISSORY NOTE


$275,000.00                                    January 31, 1997

     FOR VALUE RECEIVED, N. RUSSELL WALDEN, an individual resident of the State of Georgia ("Maker"), hereby promises to pay to the order of RIDGEWOOD PROPERTIES, INC., a Delaware corporation ("Payee"), at its principal offices located at 2859 Paces Ferry Road, Suite 700, Atlanta, Georgia 30339 or at such other place as Payee may direct in writing, the principal sum of Two Hundred Seventy-Five Thousand Dollars ($275,000.00), together with interest thereon as hereinafter set forth, in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.

     From and after the date hereof, interest shall accrue on the outstanding principal balance hereof at the rate per annum equal to eight and seventy-five one hundredths percent (8.75%) until all amounts of principal and accrued interest outstanding hereunder are paid in full.

     The entire principal balance hereof, together with all accrued and unpaid interest and all other amounts outstanding hereunder, shall be due and payable in full on or before February 28, 1997 (the "Maturity Date").

     All payments received hereunder shall be applied first to accrued and unpaid interest and then to the principal balance outstanding hereunder. Maker at any time or from time to time may prepay all or any portion of the outstanding principal balance of this Note (together with accrued interest thereon through the date of such prepayment) without penalty or premium.

     If this Note becomes due and payable on a Saturday, Sunday or public holiday under the laws of the State of Georgia, such payment date shall be extended to the next business day.

     This Note shall be secured by a pledge of certain stock held by the Maker pursuant to that certain Share Security Agreement by and between Maker (as Pledgor) and Payee (as Pledgee) dated as of the date hereof (the "Security Agreement").

     The occurrence and continuation of any one of the following events ("Event of Default") shall constitute a default hereunder:
(i) Maker shall fail to make due and punctual payment of the principal of or interest on this Note; (ii) Maker violates any covenant in this Note (other than payment when due of principal or interest on this Note) or the Security Agreement, and Maker fails to cure such violation within ten (10) days after notice thereof from Payee; or (iii) Maker makes an assignment for the benefit of creditors, files a petition in bankruptcy, is adjudicated insolvent or bankrupt, petitions a court for the appointment of any receiver or trustee for Maker or any substantial part of Maker's property, commences any proceeding relating to Maker under any arrangement or debt readjustment law or statute of any jurisdiction whether now or hereafter in effect or there is commenced against Maker any such proceeding which remains undismissed for sixty
(60) days, or Maker by any act indicates consent to, approval of or acquiescence in any such proceeding or the appointment of any receiver or trustee for Maker or any substantial part of Maker's property, or suffers any such receivership or trusteeship to continue undischarged for sixty (60) days.

     If an Event of Default occurs and is continuing hereunder, then, at the option of Payee, the entire principal amount outstanding hereunder, together with all accrued and unpaid interest thereon shall, upon written notice from Payee to Maker, become immediately due and payable. The rights, remedies, powers and privileges provided for herein are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

     No waiver by Payee of any default shall be effective unless in writing, nor shall it operate as a waiver of any other default or of the same default on a future occasion. No delay or omission by Payee in exercising any of its rights, remedies, powers and privileges hereunder or at law and no course of dealing between Payee and Maker or any other person shall be deemed a waiver by Payee of any of such rights, remedies, powers and privileges even if such delay or omission is continuous or repeated, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise thereof by Payee or the exercise of any other right, remedy, power or privilege by Payee.

     Maker hereby waives presentment, demand, protest and notice of any kind (including notice of presentment, demand, protest, dishonor or nonpayment).

     If this Note is placed in the hands of any attorney for collection, or if collected by suit or through any bankruptcy or other legal proceedings, Maker hereby agrees to pay all expenses incurred by the holder of this Note, including attorneys' fees and costs, all of which shall become a part of the principal hereof.

     Each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

     This Note shall be binding upon Maker and Maker's heirs, administrators, successors and assigns and shall inure to the benefit of Payee and its successors and assigns.

     This Note in all respects shall be governed by and construed and enforced in accordance with the laws of the State of Georgia, without giving effect to any principles of conflicts of laws. This Note may not be changed orally, but only by an instrument in writing executed by the parties hereto.

     Time is of the essence of this Note.

     IN WITNESS WHEREOF, the undersigned has executed and delivered this Note as of the date and year first set forth above.


                 ______________________________________(SEAL)
                 N. RUSSELL WALDEN, Maker


                                                 EXHIBIT 2

                         SHARE SECURITY AGREEMENT



   This SHARE SECURITY AGREEMENT (the "Agreement") is made as of the 31st day of January, 1997, by and between N. RUSSELL
WALDEN, an individual resident of the State of Georgia
("Pledgor"), and RIDGEWOOD PROPERTIES, INC., a Delaware corporation (the "Pledgee").

              W I T N E S S E T H:

   WHEREAS, the Pledgor is an employee of Pledgee;

   WHEREAS, the Pledgor has issued a promissory note of even date herewith (the "Note"); and

   WHEREAS, the Pledgor has agreed to enter into this Agreement and to pledge 375,000 shares of the common stock, par value $.01 per share (the "Shares"), of Pledgee as security for the performance of Pledgor's obligations under the Note.

   NOW THEREFORE, in consideration of the premises and of the mutual covenants herein contained, and to secure the payment and performance of the Pledgor's obligations under the Note, the parties hereto agree as follows:

   1. Pledge. As collateral security for the due and punctual payment of the Note, Pledgor hereby pledges, hypothecates, transfers, sets over, delivers and assigns to Pledgee, and hereby grants Pledgee a first security interest in, the following:

       (a) the Shares and the certificates representing the Shares, and all cash, securities and other property or proceeds at any time and from time to time received, receivable or otherwise distributed in respect of or in exchange for all or any portion of the Shares;

       (b) all securities hereafter delivered to Pledgor by Pledgee in substitution for or in addition to any of the foregoing, and all certificates and instruments representing or evidencing such securities, together with all interest, cash, securities and other property at any time and from time to time received, receivable or otherwise distributed in respect of or in exchange for or on conversion of any or all thereof (all such Shares, indebtedness, shares, certificates, interest, cash, securities and other property received, receivable or otherwise distributed in respect of any or all thereof being included within the definition of "Collateral" for purposes of this Agreement).

   TO HAVE AND TO HOLD the Collateral, together with all rights, titles, interests, privileges and preferences appertaining or incidental thereto, unto Pledgee, its successors and assigns, forever, subject, however, to the terms, covenants and conditions hereinafter set forth.

   2. Indebtedness and Obligations Secured. This Agreement and the Collateral secure repayment of the indebtedness and the obligations of Pledgor indicated below (collectively, the "Obligations"), equally and ratably as to all such indebtedness and obligations and without preference or priority as to any class of such indebtedness or obligations or any component thereof:

       (a) the indebtedness evidenced by the Note (and any promissory note of Pledgor issued in exchange for, or replacement of, or substitution for, the Note, which shall be included in the term "Note" as used herein), with interest and premiums thereon as therein provided;

       (b) all other amounts payable by Pledgor under the Note, including without limitation, all fees, costs, expenses and indemnities payable by Pledgor thereunder;

       (c) all indebtedness of Pledgor arising under this Agreement and all costs and expenses of Pledgee in enforcing this Agreement and the Note; and

       (d) all renewals and extensions, in whole or in part, of the Note or of any other indebtedness or obligation described above in this Section.

   3.  Representations and Warranties.  As of the date hereof,
(i) Pledgor is the holder of record of all of the Shares; Pledgor has good, right and lawful authority to enter into this Agreement and to pledge the Collateral in the manner hereby contemplated and will defend Pledgor's title thereto against the claims of all persons whomsoever, (ii) there are no liens, claims, pledges, security interests, encumbrances or rights of third parties whatsoever with respect to the Collateral, (iii) this Agreement has been duly authorized, executed and delivered and constitutes the legal, valid and binding obligation of Pledgor, enforceable in accordance with its terms, and (iv) no consent or approval of any court, governmental body or regulatory authority (federal, state or local) is or was necessary to the validity of the pledge granted hereby.

   4. Appointment of Agents; Registration in Nominee Name. Pledgee shall have the right to appoint one or more agents for the purpose of retaining physical possession of the certificates or instruments representing or evidencing the Collateral, which certificates or instruments may be held (in the discretion of Pledgee) in the name of the Pledgor, endorsed or assigned in blank or in favor of Pledgee, or in the name of Pledgee or any agent appointed by Pledgee to retain physical possession of such certificates or instruments, or in the name of any nominee of Pledgee or any such agent. In addition, Pledgee shall at all times have the right to exchange certificates or instruments representing or evidencing Collateral for certificates or instruments of smaller or larger denominations. The Pledgor hereby agrees that any registrar or transfer agent for any securities included in the Collateral shall be entitled to rely on the provisions of this Section as conclusive evidence of the authority of Pledgee to effect re-registration of any such securities in the name of Pledgee or that of its agents or its or their nominees or to exchange certificates or instruments representing or evidencing such Collateral for certificates or instruments of smaller or larger denominations, notwithstanding any notice or direction to such registrar or transfer agent from the Pledgor to the contrary.

   5. Pledgor's Rights and Powers. So long as no Event of Default (as defined in Section 6 of this Agreement) shall have occurred and be continuing, Pledgor may, during the term of this Agreement, exercise all rights and privileges of a shareholder of Pledgee with respect to the Shares. Upon the occurrence and during the continuance of an Event of Default hereunder, all rights of Pledgor to exercise the rights and powers that Pledgor is entitled to exercise pursuant to this Section 5 shall cease, and all such rights shall thereupon become vested in Pledgee, who shall have the sole and exclusive right and authority to exercise such rights and powers.

   6. Events of Default. The occurrence or continuation of any of the following events shall constitute an Event of Default hereunder:

       (a) Failure of Pledgor to pay, when due, any amount payable under the Note;

       (b) Any other Event of Default as defined in the Note or any other applicable agreement; and

       (c) Any default in the due observance or performance of any term, covenant, warranty, agreement or condition contained in this Agreement, which default continues for ten (10) calendar days after Pledgee gives notice of such failure to Pledgor.

   7. Remedies upon Default. Upon the occurrence and during the continuance of an Event of Default hereunder, Pledgee may, without giving any notice to Pledgor other than as required in paragraph (b) below and in addition to the exercise by Pledgee of its rights and remedies under any other section of this Agreement or under the Note, or otherwise available to it at law or in equity:

       (a) apply the cash (if any) then held by it as Collateral hereunder to the payment of any Obligations, whether or not then due and in any order selected by Pledgee; and

       (b) if there shall be no such cash or the cash so applied shall be insufficient to pay all such Obligations in full, exercise all the rights and remedies of a secured party under the Uniform Commercial Code in effect in the State of Georgia at that time and sell (in compliance with applicable securities laws) the Collateral, or any part thereof, at public or private sale, at any broker's board, upon any securities exchange, at Pledgee's offices or elsewhere, for cash, upon credit or for future delivery, as Pledgee may deem appropriate in the circumstances and commercially reasonable. In connection therewith, Pledgee shall have the right to impose such limitations and restrictions on the sale of the Collateral as Pledgee may deem to be necessary or appropriate to comply with any law, rule or regulation (federal, state or local) having applicability to the sale, including, without limitation, restrictions on the number and qualifications of the offerees and requirements for any necessary governmental approvals, and Pledgee shall be authorized at any such sale (if it deems it advisable to do so) to restrict the prospective offerees or purchasers to persons who will represent and agree that they are purchasing securities included in the Collateral for their own account and not with a view to the distribution or sale thereof in violation of applicable securities laws. Upon consummation of any such sale, Pledgee shall have the right to assign, transfer and deliver to the purchaser or purchasers thereof the Collateral so sold. Each such purchaser at any such sale shall hold the property sold absolutely, free from any claim or right on the part of Pledgor, and Pledgor hereby waives (to the extent permitted by law) all rights of redemption, stay or appraisal that it now has or may at any time in the future have under any rule of law or statute now existing or hereafter enacted. To the extent that notice of sale shall be required to be given by law, Pledgee shall give Pledgor at least ten (10) calendar days' prior written notice of Pledgee's intention to make any public or private sale of such Collateral. Such notice shall state the time and place fixed for sale, and the Collateral, or portion thereof, to be offered for sale. Any such sale shall be held at such time or times within ordinary business hours and at such place or places as Pledgee may fix in the notice of such sale.
At any such sale, the Collateral, or portion thereof, to be sold may be sold in one lot as an entirety or in separate parcels, as Pledgee may (in its sole and absolute discretion) determine, and Pledgee may itself bid for (which bid may be in whole or in part in the form of cancellation of Obligations) and purchase the whole or any part of the Collateral.

   Pledgee shall not be obligated to make any sale of Collateral if it shall determine not to do so, regardless of the fact that notice of sale of the Collateral may have been given. Pledgee may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was so adjourned. In case the sale of all or any part of the Collateral is made on credit or for future delivery, the Collateral so sold may be retained by Pledgee until the sale price is paid by the purchaser or purchasers thereof, but Pledgee shall not incur any liability in case any such purchaser or purchasers shall fail to take up and pay for the Collateral so sold and, in case of any such failure, such Collateral may be sold again upon like notice. As an alternative to exercising the power of sale herein conferred upon it, Pledgee may proceed by a suit or suits at law or in equity to foreclose this Agreement and sell the Collateral, or any portion thereof, pursuant to a judgment or decree of a court or courts of competent jurisdiction.

   8. Application of Proceeds of Sale; Deficiency. The proceeds of the sale of the Collateral sold pursuant to Section 7 hereof shall be applied by Pledgee as follows:

   First: to the payment of the costs and expenses of such sale, including the out-of-pocket expenses of Pledgee and the reasonable fees and out-of-pocket expenses of counsel employed in connection therewith, and the payment of all costs and expenses incurred by Pledgee in connection with the administration and enforcement of this Agreement, to the extent that such costs and expenses shall not have been previously reimbursed or paid to Pledgee;

   Second:  to the payment or prepayment in full of all other
Obligations, whether or not then due and in any order selected by Pledgee; and

   Third: the balance (if any) of such proceeds shall be paid to Pledgor or as a court of competent jurisdiction may direct.

   Pledgor shall be liable for any deficiency.

   9. Pledgee Appointed Attorney-In-Fact. Pledgor hereby appoints Pledgee as Pledgor's attorney-in-fact, with full power of substitution, for the purpose of carrying out the provisions of this Agreement and taking any action and executing any agreement or instrument on behalf of Pledgor that Pledgee may deem necessary or advisable to accomplish the purposes hereof, which appointment is coupled with an interest and is irrevocable. Without limiting the generality of the foregoing, Pledgor agrees and understands that Pledgee shall have the right and power to receive, endorse and collect all checks and other orders for the payment of money made payable to Pledgor which represents any dividend, principal or interest payment or other distribution payable or distributable in respect of the Collateral or any part thereof and to give full discharge for the same.

   10. Responsibility of Pledgee; Care of Collateral. Neither Pledgee, nor any director, officer, employee or agent of Pledgee, shall be liable for any action taken or omitted to be taken by it or them with respect to this Agreement or any of the Collateral, except for its or their gross negligence or willful misconduct, and Pledgee shall not be liable for any action or omission to act on the part of any agent appointed by Pledgee to act hereunder or with respect to the Collateral (or any part thereof), if selected by Pledgee with reasonable care. Notwithstanding the provisions of Section 5 hereof, Pledgee shall have no duty to exercise any voting or any other consensual rights and powers becoming vested in Pledgee with respect to the Collateral or any part thereof, to exercise any right to redeem, convert or exchange any securities included in the Collateral, to enforce or see to the payment of any dividend, principal or interest or any other distribution payable or distributable on or with respect to the Collateral or any part thereof or otherwise to preserve any rights with respect to the Collateral against any third parties, and Pledgee shall not be liable or accountable to Pledgor in respect of any of the foregoing. Pledgee shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral if Pledgee shall take such action for such purpose as Pledgor may request in writing, but the failure of Pledgee to take any action requested by Pledgor shall not, in and of itself, be deemed to constitute a failure on the part of Pledgee to exercise reasonable care with respect to the custody and preservation of the Collateral or any part thereof.

   11. Expenses. Pledgor agrees to pay Pledgee, upon its demand, all of Pledgee's out-of-pocket expenses (including its reasonable attorneys' fees) incurred in connection with the administration or enforcement of this Agreement, the care and custody of the Collateral (or any part thereof), the registration, re-registration or transfer of the Collateral (or any part thereof) and the sale or collection of the Collateral (or any part thereof). Should Pledgor fail to do any act or thing that Pledgor has covenanted to do hereunder, or should any representation or warranty on the part of Pledgor contained herein be breached, Pledgee may (but shall not be obligated to) do the same or cause it to be done, or remedy any such breach, and there shall be added to the liabilities of Pledgor hereunder the cost or expense to Pledgee in so doing, and any and all amounts expended by Pledgee in taking any such action shall be repayable to it by Pledgor upon Pledgee's demand.

   12. Release of Collateral. After the repayment of Pledgor's indebtedness and obligations to Pledgee under the Note, Pledgee will release to Pledgor the Collateral pledged hereunder and deliver to Pledgor certificates for the number of shares listed above.

   13. Restriction on Transfer. Pledgor shall not sell, transfer, pledge, hypothecate or otherwise dispose of any shares of Shares except in compliance with this Agreement and the Ridgewood Properties, Inc. 1993 Stock Option Plan, as amended (the "Plan"). Any purported sale, transfer, pledge, hypothecation or other disposition of the Shares in contravention of the terms of this Agreement or the Plan shall be null, void and of no force and effect.

   14.  Miscellaneous.

           a. Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or upon deposit in the United States Post Office, by registered or certified mail with postage and fees prepaid, addressed to Pledgor at Pledgor's address shown on Pledgee's employment records and to Pledgee at the address of its principal corporate offices (Attention: President) or at such other address as such party may designate by advance written notice to the other party hereto.

           b. Further Assurances. The Pledgor agrees to do such further acts and things, and to execute and deliver such agreements and instruments, including without limitation stock and bond powers, as Pledgee may at any time request in connection with the administration or enforcement of this Agreement or related to the Collateral or any part thereof or in order better to assure and confirm unto Pledgee its rights, powers and remedies hereunder.

           c. Binding Agreement; Assignment. This Agreement, and the terms, covenants and conditions hereof, shall be binding upon and inure to the benefit of the parties hereto, and their respective heirs, administrators, successors and assigns, as the case may be, except that the Pledgor shall not be permitted to assign this Agreement or any interest in the Collateral, or any part thereof, or otherwise pledge, encumber or grant any option with respect to the Collateral, or any part thereof, or any cash or property held by Pledgee as collateral under this Agreement, without the prior written consent of Pledgee.

           d. Waiver, Modification, etc. Neither this Agreement nor any provisions hereof may be amended, modified, waived, discharged or terminated, nor may any of the Collateral be released or the pledge or the security interest created hereby extended, except by an instrument in writing signed on behalf of the party to be charged. The Section headings used herein are for convenience of reference only and shall not define or limit the provisions of this Agreement. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which together shall constitute the Agreement.

           e. Governing Law; Consent to Jurisdiction and Venue. THIS AGREEMENT SHALL BE DEEMED TO HAVE BEEN MADE IN THE STATE OF GEORGIA AND SHALL BE INTERPRETED, AND THE RIGHTS AND
LIABILITIES OF THE PARTIES HERETO DETERMINED, IN ACCORDANCE WITH THE LAWS OF THE STATE OF GEORGIA (WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS). AS PART OF THE CONSIDERATION FOR THE BENEFITS RECEIVED BY THE PLEDGOR, PLEDGOR HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE STATE OF GEORGIA, AND CONSENTS THAT ALL SERVICE OF PROCESS BE MADE BY REGISTERED OR CERTIFIED MAIL DIRECTED TO SUCH PARTY AT THE ADDRESS SET FORTH ON THE SIGNATURE PAGE TO THIS
AGREEMENT, AND SERVICE SO MADE SHALL BE DEEMED TO BE
COMPLETED UPON THE EARLIER OF ACTUAL RECEIPT THEREOF OR FIVE (5) CALENDAR DAYS AFTER DEPOSIT IN THE UNITED STATES MAILS, PROPER POSTAGE PREPAID. TO THE EXTENT PERMITTED BY LAW, EACH SUCH PARTY TO THIS AGREEMENT WAIVES ANY OBJECTION SUCH PARTY MAY HAVE BASED ON LACK OF JURISDICTION OR IMPROPER VENUE OR FORUM NON CONVENIENS TO THE CONDUCT OF ANY PROCEEDING INSTITUTED HEREUNDER.
NOTHING IN THIS SECTION SHALL AFFECT THE RIGHT OF PLEDGEE TO SERVE LEGAL PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR AFFECT THE RIGHT OF PLEDGEE TO BRING ANY ACTION OR
PROCEEDING AGAINST PLEDGOR OR PLEDGOR'S PROPERTIES IN THE
COURTS OF ANY OTHER JURISDICTION THAT HAS JURISDICTION OVER PLEDGOR OR PLEDGOR'S PROPERTY.

   IN WITNESS WHEREOF, Pledgee has caused this Agreement to be duly executed and delivered by its duly authorized officers, and Pledgor has executed and delivered this Agreement, all as of the day and year first above written.



                    ___________________________________(SEAL)
                    N. RUSSELL WALDEN, Pledgor

                    Address:

                    _________________________________________
                    _________________________________________
                    _________________________________________



                    RIDGEWOOD PROPERTIES, INC.



[CORPORATE SEAL]    By:_______________________________________

                    Its:_________________________________
                        ATTEST:

______________________________
Assistant Secretary



                                                     EXHIBIT 3

                               PUT AGREEMENT


   This PUT AGREEMENT (the "Agreement") is made as of the 7th day of February, 1997, by and among Karen S. Hughes ("Ms.
Hughes"), Gregory T. Weigle ("Mr. Weigle") and N. Russell Walden
("Mr. Walden").

   WHEREAS, pursuant to the provisions of the Ridgewood Properties, Inc. 1993 Stock Option Plan, as amended (the "Plan"), on January 31, 1997, Ms. Hughes exercised her option to purchase 75,000 shares of the common stock, par value $.01 per share (the "Shares"), of Ridgewood Properties, Inc. (the "Company") at a price of $1.00 per share;

   WHEREAS, Ms. Hughes wishes to have the right to require
Mr. Weigle and Mr. Walden to purchase up to a total of 25,000 of the Shares (the "Put Shares") at a price of $1.00 per share (the
"Put Price"); and

   WHEREAS, Mr. Weigle and Mr. Walden wish to grant Ms.
Hughes the right to require them to purchase the Put Shares on the terms and conditions set forth herein.

   IN CONSIDERATION of the mutual representations, warranties and covenants set forth herein, and intending to be legally bound, the parties hereto hereby agree as follows:

15. Put Arrangement. On January 21, 1998, Ms. Hughes shall have the right to offer up to 10,000 of the Put Shares to Mr. Weigle at the Put Price and to require Mr. Walden to purchase at the Put Price 15,000 of the Put Shares plus all or a portion of the 10,000 Put Shares offered to, but not purchased by, Mr. Weigle, by delivering a written notice to Mr. Walden and Mr. Weigle specifying the aggregate number of Put Shares offered to Mr. Weigle and required to be purchased by Mr. Walden (the "Put Notice").

16. Put Notice. Within ten (10) days after the date of the Put Notice, Mr. Walden and/or Mr. Weigle shall purchase and Ms. Hughes shall sell the number of Put Shares specified in the Put Notice at the time and place specified in the Put Notice (the "Put Closing").

17. Put Closing. At the Put Closing, Ms. Hughes shall deliver to Mr. Walden and/or Mr. Weigle certificates representing the Put Shares to be repurchased by Mr. Walden and/or Mr. Weigle, free and clear of all liens and encumbrances and duly endorsed in blank or accompanied by duly executed stock powers, and Mr. Walden and/or Mr. Weigle shall deliver to Ms. Hughes an amount equal to the product of (i) the Put Price per share multiplied by
(ii) the number of Put Shares to be purchased, by cash, cashier's check or certified check, or such other method of payment as the parties hereto shall agree.

18. Governing Law. This Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed by and in accordance with, the laws of the State of Georgia, without giving effect to principles of conflicts of laws.

19. Amendment. Any provisions herein may be amended and the observance thereof may be waived (either generally or in a particular instance) only by the written consent of all of the parties hereto.

20. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, heirs, executors and administrators. Neither party may assign this Agreement or any of its rights or obligations hereunder without the prior written consent of the other parties hereto, and any such attempted assignment shall be void.

21. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given upon personal delivery to the party to be notified or five (5) days after deposit in the United States mail, by registered or certified mail, postage prepaid and properly addressed to the party to be notified.

22. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of any other provision hereof.

23. Counterparts. This Agreement may be executed by facsimile and in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

24. Entire Agreement. Except to the extent expressly provided herein, this Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof.

   IN WITNESS WHEREOF, the parties hereto have executed, sealed and delivered this Agreement all as of the date first above written.

                          _________________________________
                          KAREN S. HUGHES


                          ________________________________
                          GREGORY T. WEIGLE


                          ________________________________
                          N. RUSSELL WALDEN